[SRZ Letterhead]

February 13, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Excelsior Multi-Strategy Hedge Fund of Funds, LLC, File No. 811-10083

Ladies and Gentlemen:

On behalf of Excelsior Multi-Strategy Hedge Fund of Funds, LLC (the "Fund"), filed herewith pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, is the preliminary proxy statement for the special meeting (the "Meeting") of the members of the Fund ("Members") to be held on or about March 25, 2015. At the Meeting, Members will be asked to vote on the following proposal: (i) to approve a new advisory agreement; and (ii) to transact any other business that may properly come before the Meeting.

Please call the undersigned at (212) 756-2149 with any questions or comments you may have or for any further information.

Very truly yours,

/s/ Pamela Chen
Pamela Chen

Enclosure